# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Day One Biopharmaceuticals, Inc., CIK 0001845337
CUSIP: 23954D109
Title of class of securities: COMMON STOCK, $0.0001 PAR VALUE
Address of issuer's principal executive offices: 1800 Sierra Point Parkway, Suite 200, BRISBANE, California (CA), 94005
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-24-119006
Filed by CIK 0001708269

## Reporting persons
- Atlas Venture Fund XI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Atlas Venture Associates XI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Atlas Venture Associates XI, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Atlas Venture Opportunity Fund I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Atlas Venture Associates Opportunity I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Atlas Venture Associates Opportunity I, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Atlas Venture Opportunity Fund II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Atlas Venture Associates Opportunity II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Atlas Venture Associates Opportunity II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Day One Biopharmaceuticals, Inc.
Address of issuer's principal executive offices: 1800 Sierra Point Parkway, Suite 200, BRISBANE, CA, 94005.

## Item 2. Person Filing
Name of person filing: This Schedule 13G is filed by (i) Atlas Venture Fund XI, L.P., a Delaware limited partnership ("Atlas XI"), (ii) Atlas Venture Associates XI, L.P., a Delaware limited partnership ("AVA XI LP"), (iii) Atlas Venture Associates XI, LLC, a Delaware limited liability company ("AVA XI LLC" and together with Atlas XI and AVA XI LP, the "Fund XI Reporting Persons"), (iv) Atlas Venture Opportunity Fund I, L.P., a Delaware limited partnership ("AVO I"), (v) Atlas Venture Associates Opportunity I, L.P., a Delaware limited partnership ("AVAO LP"), (vi) Atlas Venture Associates Opportunity I, LLC, a Delaware limited liability company ("AVAO LLC" and together with AVO I and AVAO LP, the "Opportunity Fund Reporting Persons"), (vii) Atlas Venture Opportunity Fund II, L.P., a Delaware limited partnership ("AVO II"), (viii) Atlas Venture Associates Opportunity II, L.P., a Delaware limited partnership ("AVAO II LP") and (ix) Atlas Venture Associates Opportunity II, LLC, a Delaware limited liability company ("AVAO II LLC" and together with AVO II and AVAO II LP, the "Opportunity Fund II Reporting Persons" and together with the Fund XI Reporting Persons and Opportunity Fund Reporting Persons, the "Reporting Persons").
Address of principal business office or, if none, residence:
300 Technology Square, 8th Floor
Cambridge, Massachusetts 02139
Citizenship:
Each of Atlas XI, AVA XI LP, AVO I, AVAO LP, AVO II and AVAO II LP is a Delaware limited partnership.
Each of AVA XI LLC, AVAO LLC and AVAO II LLC is a Delaware limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
JOINT FILING AGREEMENT

## Signatures
- Atlas Venture Fund XI, L.P.: /s/ Ommer Chohan, By: Atlas Venture Associates XI, L.P., its GP, By: Atlas Venture Associates XI, LLC, its GP, By: Ommer Chohan, CFO (05/14/2026)
- Atlas Venture Associates XI, L.P.: /s/ Ommer Chohan, By: Atlas Venture Associates XI, LLC, its GP, By: Ommer Chohan, CFO (05/14/2026)
- Atlas Venture Associates XI, LLC: /s/ Ommer Chohan, Ommer Chohan, CFO (05/14/2026)
- Atlas Venture Opportunity Fund I, L.P.: /s/ Ommer Chohan, By: Atlas Venture Associates Opportunity I, L.P., its GP, By: Atlas Venture Associates Opportunity I, LLC, its GP, By: Ommer Chohan, CFO (05/14/2026)
- Atlas Venture Associates Opportunity I, L.P.: /s/ Ommer Chohan, By: Atlas Venture Associates Opportunity I, LLC, its GP, By: Ommer Chohan, CFO (05/14/2026)
- Atlas Venture Associates Opportunity I, LLC: /s/ Ommer Chohan, Ommer Chohan, CFO (05/14/2026)
- Atlas Venture Opportunity Fund II, L.P.: /s/ Ommer Chohan, By: Atlas Venture Associates Opportunity II, L.P., its GP, By: Atlas Venture Associates Opportunity II, LLC, its GP, By: Ommer Chohan, CFO (05/14/2026)
- Atlas Venture Associates Opportunity II, L.P.: /s/ Ommer Chohan, By: Atlas Venture Associates Opportunity II, LLC, its GP, By: Ommer Chohan, CFO (05/14/2026)
- Atlas Venture Associates Opportunity II, LLC: /s/ Ommer Chohan, Ommer Chohan, CFO (05/14/2026)